2007 ARDEN GROUP Annual Report

Financial Highlights

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

	2007	*2006*	*2005*
Sales	$ 485,939,000	$ 482,737,000	$ 470,354,000
Operating income	45,177,000	36,680,000	31,816,000
Interest and other income (expense), net	3,307,000	2,439,000	1,606,000
Income before income taxes	48,484,000	39,119,000	33,422,000
Income tax provision	19,277,000	15,895,000	13,571,000
Net income	$ 29,207,000	$ 23,224,000	$ 19,851,000
Net income per common share:			
Basic and diluted	$ 9.24	$ 7.16	$ 5.87

Arden Group

Corporate Profile

Arden Group is a holding company which, through its Gelson's Markets subsidiary, operates eighteen full-service supermarkets in Southern California carrying both perishable and grocery products.

Arden Group is headquartered in Compton, California. Its Class A Common Stock is traded in the NASDAQ Global Market under the symbol ARDNA.

To Our Shareholders

I am extremely pleased to comment on this year's annual report. Despite ever-increasing competition from traditional supermarkets, specialty markets and warehouse-type stores, Arden Group, Inc. and its subsidiary Gelson's Markets (Gelson's) continue to prosper. Net income per share increased 29% from $7.16 in 2006 to $9.24 in 2007. These improved earnings reflect a number of cost savings achieved by the Company, including increased efficiencies and a significant reduction in the Company's contributions to the multi-employer health care and pension plans, offsetting overpayments in prior years, of the United Food & Commercial Workers International Union (UFCW) Funds to which the vast majority of our employees belong.

I report the improved earnings with considerable satisfaction, but also with great trepidation considering the turmoil in the world's financial markets, the all-time high gasoline prices and a number of other troubling economic indicators, including a recent article from the Conference Board, a New York-based industry group, who reported a five-year low in consumer confidence. In spite of these conditions, we will continue to make every effort to stay the course in order to overcome obstacles to our business. As you review the five-year selected financial data in this annual report, please keep in mind that the comparative financial results of the last five years are skewed due to the unusual increase in the Company's sales and earnings resulting from the impact of the labor dispute that commenced in late 2003 and concluded in early 2004. The strike, involving the three major supermarket chains in our trade areas, caused a shift in consumer shopping patterns and a significant improvement in our Company's sales, operating income and net income. It appears that some residual benefits are now part of our ongoing business. In addition, over these same years, there have been significant changes in compensation expenses for stock appreciation rights (SARs), resulting from changes in the market price of our stock during and at the end of each year. During 2006, the Company purchased shares of its Common Stock. As a result the weighted average shares outstanding of Common Stock used in computing per share net income was 3,161,098 in 2007 as compared to 3,241,805 in 2006. All of the above variations have made it a little more difficult to assess the Company's comparative performance.

In February 2007, the Company completed negotiations of a new three-year union contract with the UFCW to replace the contract which expired on March 5, 2007. The new contract eliminates the two-tier wage structure and provides for, among other things, wage increases and modifications to the pension and health and welfare plans. The Company's new contract on wages ends one year before the termination of the union contract with the three chain markets in Southern California.

Gelson's currently operates 18 full-service supermarkets in Southern California. Our supermarkets are upscale, full-service stores that offer a broad selection of local and national brands as well as a limited number of private label items. Gelson's emphasizes premium quality perishable products including a wide selection of prepared foods.

A principal reason that we have continued to thrive is that our stores are maintained in every respect to the highest standards and our 2,300 valued Associates make every effort to provide our customers with an outstanding shopping experience. We continuously strive to maintain our reputation as "The *Super* Market" by offering our customers the ultimate shopping experience.

Operating Results

Sales in 2007 from the Company's supermarkets were $485,939,000 compared to $482,737,000 in 2006. Operating income was $45,177,000 in 2007 compared to $36,680,000 the prior year, an increase of 23.2%. Net income was $29,207,000 in 2007 compared to $23,224,000 in 2006, an increase of 25.8%.

The Company in 2007 recognized $2,908,000 of SARs compensation expense compared to $3,671,000 in 2006. This year's lower SARs compensation expense contributed to the decrease in the selling, general and administrative expense as a percent of sales. The Company recognized union pension expense of $5,332,000 in 2007 versus $6,801,000 in 2006. Union health care expense was $9,788,000 in 2007 compared to $15,231,000 in 2006.

Interest and dividend income was $3,340,000 in 2007 compared to $2,560,000 in 2006 primarily due to higher interest rates and increased cash levels during 2007. Unrealized gains on investments were $153,000 (net of income tax expense of $106,000) in 2007, compared to unrealized losses of $39,000 (net of income tax benefit of $28,000) in 2006.

As many companies have experienced over the past few years, Arden Group has spent substantial administrative time and expense complying with the requirements under the Sarbanes-Oxley Act. Even though the majority of this work and substantial expense is behind us, we do have ongoing costs and a considerable amount of management time for continued compliance. We are proud to report we have not identified any material deficiencies in our financial reports.

For more information please refer to the Consolidated Financial Statements in this report and to the Form 10-K which is available from the Company upon request.

We continue to do selective remodels of existing stores to insure that our markets maintain their superior facilities. Over the past few years, we have done significant remodels to our stores in Santa Barbara, Marina del Rey, and Silver Lake. Recently, our Century City store underwent a major remodel which included an expansion of 15% in selling space. We are currently doing a major remodel of our store located in Hollywood. We continue to seek new locations which meet the demographic requirements of a Gelson's supermarket. This is extremely difficult in the Southern California real estate marketplace, but we continue to aggressively search for and evaluate new locations.

At the annual meeting in June 2007, John G. Danhakl, Kenneth A. Goldman and I were re-elected to our Board of Directors.

The Company's directors and I would like to thank our Associates for their outstanding contributions in making 2007 so successful. We would also like to thank our loyal customers and suppliers for their continued confidence in us. And we certainly thank you, our shareholders, for your trust and support.

We are looking forward to another challenging but successful year.

Bernard Briskin
Chairman of the Board
President and Chief Executive Officer

March 28, 2008

Five-Year Selected Financial Data

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(Dollar Amounts in Thousands, Except Share and Per Share Data)	*2007*	*2006*	*2005*	*2004*	*2003*
Operations For The Year (1):					
Sales	$ 485,939	$ 482,737	$ 470,354	$ 502,898	$ 486,378
Gross profit	187,991	186,336	180,423	192,316	181,957
Operating income (2)	45,177	36,680	31,816	34,579	25,458
Other income (expense), net	3,307	2,439	1,606	3,591	2,446
Income tax provision	19,277	15,895	13,571	15,498	11,323
Net income	$ 29,207	$ 23,224	$ 19,851	$ 22,672	$ 16,581
Net income per common share (3):					
Basic – Class A Common Stock	$ 9.24	$ 7.16	$ 5.87	$ 7.00	$ 5.11
Basic – Class B Common Stock	N/A	N/A	N/A	6.13	4.60
Diluted	9.24	7.16	5.87	6.70	4.90
Financial Position At Year-End (1):					
Total assets	$ 166,689	$ 145,601	$ 147,027	$ 122,135	$ 186,972
Working capital	70,154	41,942	41,304	23,883	75,185
Long-term debt	1,228	1,228	1,453	1,764	2,038
Stockholders' equity	108,493	82,294	82,320	66,576	115,000
Capital expenditures	3,824	4,868	6,390	12,641	5,752
Other Operating and Financial Data:					
Number of stores at end of fiscal year	18	18	18	18	18
Sales increase (decrease) (1)(4):					
Total stores	.6%	2.6%	(6.6%)	3.4%	22.3%
Same stores	.6%	2.6%	(6.6%)	3.4%	22.3%
Depreciation and amortization	$ 6,685	$ 7,097	$ 7,401	$ 6,990	$ 8,126
Dividends declared per common share (3):					
Class A Common Stock	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ .50
Class B Common Stock	N/A	N/A	N/A	$ .675	$ .45
Special dividend declared per Class A Common Stock share				$ 20.00	
Weighted average common shares outstanding (3):					
Basic – Class A Common Stock	3,161,098	3,241,805	3,381,051	2,217,675	2,015,859
Basic – Class B Common Stock	N/A	N/A	N/A	1,164,977	1,363,584
Diluted	3,161,098	3,241,805	3,381,051	3,382,652	3,380,524

All years are 52 weeks except 2003 which is 53 weeks.

(1) The Company's results of operations and financial position reflect, to some extent, the impact of a labor dispute in the Company's trade areas in 2003 and 2004.

(2) Fiscal 2003 operating income includes a $4,311 (stated in thousands) charge for impairment on long-lived assets related to leasehold improvements and equipment at the Pasadena store.

(3) Prior to November 10, 2004, the Company had two classes of Common Stock including Class B Common Stock (Class B) which was convertible on a share-for-share basis into Class A Common Stock (Class A). Class B stockholders were entitled to share in 90% of the dividends (other than stock dividends) paid to Class A stockholders. On November 10, 2004, Bernard Briskin, Chairman of the Board of Directors, President and Chief Executive Officer of the Company, elected to convert Class B shares beneficially owned by him, including shares beneficially owned with his spouse, into Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. After the conversion, the Company has only Class A outstanding and all stockholders participate equally in the undistributed earnings of the Company.

(4) Same store sales increases are calculated by comparing year-over-year sales for stores that were open in both years. If a store was not open for the entire year in both years being compared, then the store is not included in the same store analysis. No stores were closed during any of the periods presented. Fiscal 2003 was a 53-week year. No adjustment was made to remove the additional week for comparison purposes. Store sales used to calculate sales increases, above, do not include revenue from leases, subleases, licensing arrangements and finance charges, and therefore, may not agree to total year-over-year sales increases as disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Arden Group, Inc. (Company or Arden). Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, other parts of this report and other Company filings are forward-looking statements. These statements discuss, among other things, future sales, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us. The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The Company does not undertake any obligation to update forward-looking statements.

Overview

Arden is a holding company which conducts operations through its first and second tier wholly-owned subsidiaries, Arden-Mayfair, Inc. (Arden-Mayfair) and Gelson's Markets (Gelson's), respectively. Gelson's operates 18 full-service supermarkets in Southern California. Gelson's caters to the upscale customer who expects superior quality, service and merchandise selection. In addition to the customary supermarket offerings, Gelson's offers specialty items such as imported foods, unusual delicatessen items and organic and natural food products. All Gelson's stores include the typical service departments such as meat, seafood, delicatessen, floral, sushi, cheese and bakery. In addition, some stores offer further services including fresh pizza, coffee bars, gelato bars and carving carts offering cooked meats.

The Company's management focuses on a number of performance indicators in evaluating financial condition and results of operations. Same store sales, gross profit and labor costs are some of the key factors that management considers. Both sales and gross profit are significantly influenced by competition in our trade area. Gelson's already faces competition from regional and national supermarket chains (most of which have greater resources and a larger market share than Gelson's), stores specializing in natural and organic foods, specialty and gourmet markets and grocery departments in mass merchandise and club stores. We anticipate having increased competition from new competitors moving into our trade area. In addition, if the merger trend among our competitors continues, this may impact our ability to compete, as the newly formed larger competitors may possess stronger bargaining power with vendors and suppliers and have greater market recognition among consumers.

Labor and other related payroll costs are the second largest expense (after product cost) incurred by Gelson's, and thus is a financial measure which is carefully monitored by management. As of fiscal 2007 year end, Gelson's had approximately 1,328 full-time and 1,001 part-time store, warehouse and office employees. The majority of Gelson's employees are members of the United Food & Commercial Workers International Union (UFCW). In February 2007, the Company completed negotiation of a new union contract with the UFCW to replace the contract which expired on March 5, 2007. The three major grocery retailers in our trade area had not reached an agreement by this date. The new Gelson's contract starts the elimination process of the two-tier wage configuration and returns it to a single wage structure and provides for, among other things, wage increases and modifications to the Company's pension and health and welfare contribution rates. The Company's employees who are members of the UFCW voted to ratify the new contract in a vote held on February 21 and 23, 2007. The new contract expires March 5, 2010.

The Company contributes to a multi-employer health care and pension plan trust on behalf of its employees who are members of the UFCW. All employers who participate in a multi-employer plan are required to contribute at the same hourly rate based on straight time hours worked in order to fund the plan. Consequently, the benefit contribution rates that the Company negotiated with the UFCW effective March 2007 were subject to change retroactively based on the outcome of the union's negotiations with the three major grocery retailers in our trade area which were completed in July 2007. The employees of the three major grocery retailers voted to ratify their contract on July 22, 2007. The new agreement expires March 6, 2011, one year after Gelson's contract with the UFCW expires. If no extension agreement is reached and Gelson's contract expires prior to the others', it is possible that Gelson's will be required to negotiate separately and suffer a job action if an agreement cannot be reached.

The agreement reached with the UFCW and the three major grocery retailers resulted in a substantial reduction in the average hourly contribution rates for pension and health care. The majority of the reduction relates to the health and welfare fund which, as of the first quarter of 2007, was overfunded in total, for all employers, by approximately $500,000,000. The reduction in the health and welfare contribution rate is expected to substantially reduce the overfunded status of the fund during the term of the new contract between the UFCW and the three major grocery retailers. The change in contribution rates for both pension and health care were retroactive to the beginning of March 2007. The reduction in the contribution rates has and will continue to result in a substantial decrease in the Company's selling, general and administrative (SG&A) expense when comparing periods covered by the current and the expired contracts.

The agreement that the majors reached with the UFCW also provides for hourly wage rates based on job classification and experience that, in some cases, are less than those agreed to by Gelson's. This could affect our ability to compete with grocery retailers whose hourly rates are less than our own. Increases in wages provided under the new contract will increase the Company's payroll costs unless it is able to offset the increased expense through a combination of sales growth, increased gross margin, management of labor hours, decreased labor turnover and cost savings in other areas.

Another component of labor related expense is the cost of workers' compensation. For claims incurred prior to July 1, 2006, the Company is primarily self-insured through the use of a high deductible policy which provides the Company with stop-loss coverage to limit its exposure on a per claim basis and provides coverage for qualifying costs in excess of per claim limits. Effective July 2006, the Company purchased a one-year fully insured guaranteed cost workers' compensation insurance policy to replace the high deductible program for losses occurring after June 30, 2006. The guaranteed cost program eliminates the Company's risk against claims occurring after June 30, 2006 and has resulted in a decrease in workers' compensation expense. Effective July 2007, the Company entered into another one-year fully insured guaranteed cost workers' compensation insurance policy at a significantly lower rate compared to the previous policy year which will further reduce SG&A expense through June 30, 2008. The Company continues to maintain an accrual for claims incurred prior to July 2006 under the high deductible program. That accrual is based on both undeveloped reported claims and an estimate of claims incurred but not reported. While the Company devotes substantial time and commitment to maintaining a safe work environment, the ultimate cost of workers' compensation is highly dependent upon legal and legislative trends, the inflation rate of health care costs and the Company's ability to manage claims.

In the past, the Company's quarterly results have reflected significant fluctuations in operating income as a result of adjustments recorded to reflect the change in the fair value of stock appreciation rights (SARs) that have been granted to non-employee directors and certain employees. Each SAR entitles the holder to receive cash upon exercise equal to the excess of the fair market value of a share of the Company's Class A Common Stock (Class A), as determined in accordance with the SARs agreement, on the date of exercise over the fair market value of such share on the date granted. Fluctuations in the market price of the Company's Class A from the end of the previous fiscal year impact the recognition or reversal of SARs compensation expense in the year being reported upon. Since the Company cannot predict future fluctuations in the market price of its stock, it also cannot forecast future SARs compensation expense adjustments and the extent to which operating income will be impacted.

Results of Operations

2007 Compared to 2006

Net income in 2007 increased 25.8% to $29,207,000 compared to $23,224,000 during 2006. Operating income increased 23.2% to $45,177,000 in 2007 compared to $36,680,000 in 2006.

Sales from the Company's 18 supermarkets (all of which are located in Southern California), including revenue from licensing arrangements, subleases, leases and finance charges, were $485,939,000 in 2007. This represents an increase of .7% from 2006, when sales were $482,737,000. The Company has experienced sales growth due to product pricing decisions (primarily due to product cost increases) partially offset by a decrease in customer count. Sales during 2007 were influenced by increased competition in our trade area from new competitors entering our market. In addition, the merger trend amongst our competitors resulted in larger companies that possess stronger market recognition.

The Company's gross profit as a percent of sales was 38.7% in 2007 compared to 38.6% in 2006. In calculating gross profit, the Company deducts product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs in cost of sales. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since there may be differences in recording certain costs as cost of sales or as SG&A expense.

SG&A expense as a percent of sales was 29.4% in 2007 compared to 31.0% in 2006. The Company's provision for all union pension and health care plans decreased 31.4% to $15,120,000 in 2007 compared to $22,032,000 in 2006 due to a reduction in the average hourly contribution rates for pension and health care as discussed above as well as a slight decrease in the number of hours eligible for contributions. Workers' compensation expense also decreased 39.5% to $2,992,000 in 2007 compared to $4,945,000 in 2006 as discussed above. Finally, lower SARs compensation expense in 2007 compared to the prior year also contributed to the decrease in SG&A expense as a percent of sales. During 2007, the Company recognized $2,908,000 of SARs compensation expense compared to $3,671,000 in 2006. The decrease in SG&A expense was partially offset by an increase in labor costs as a result of the new contract with the UFCW as discussed above.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the contribution rate as stipulated in the Company's various collective bargaining agreements. The Company recognized union pension expense of $5,332,000 in 2007 compared to $6,801,000 in 2006. Union health care expense was $9,788,000 in 2007 compared to $15,231,000 in 2006. Costs decreased due to a reduction in the average hourly contribution rate and the number of hours eligible for contributions as discussed above.

The Company is primarily self-insured for losses related to general and auto liability claims as well as for workers' compensation in some prior years. The Company has stop-loss insurance coverage to limit its exposure on a per claim basis and is insured for covered costs in excess of per claim limits. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion, recorded reserves for general and auto liability claims and workers' compensation are adequate to cover the future payment of claims.

In addition to high deductible coverage for workers' compensation and general and auto liability claims, the Company also carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employment practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage meets the reasonable requirements of the Company.

Stock-based compensation under the SARs program was previously subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," an interpretation of Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees." Under FIN 28, compensation expense was recognized as the SARs vested using the graded-vesting method. In addition, changes in the market price of the Company's Class A impacted the recognition of SARs expense.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. (SFAS) 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. The Company adopted SFAS 123(R) using the modified prospective transition method, and therefore prior period results were not restated. As of January 1, 2006, the cumulative effect of adopting SFAS 123(R) resulted in the recognition of $288,000 in compensation expense as well as additional expense of $3,383,000 related to an increase in the fair value of SARs since the end of fiscal 2005 and the additional vesting of SARs. Compensation expense is recorded under SG&A expense on the Consolidated Statements of Operations and Comprehensive Income.

SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting. During 2007, the Company recorded $2,908,000 of compensation expense related to the increase in the fair value of SARs and additional vesting during the period. As of December 29, 2007, assuming no change in the SARs fair value, there was approximately $4,541,000 of total unrecognized compensation cost related to SARs which is expected to be recognized over a weighted average period of 4.6 years. The total intrinsic value of SARs exercised during 2007 and 2006 was approximately $5,643,000 and $1,305,000, respectively. Intrinsic value represents the amount by which the fair value of SARs on the date of exercise exceeds the grant price.

During 2007, the Company procured approximately 17% of its product through Unified Western Grocers, Inc. (Unified) (formerly Certified Grocers), a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 29, 2007, the Company had approximately $1,659,000 on deposit with Unified, in addition to approximately $503,000 related to ownership of equity shares in Unified. In 2007 and 2006, the Company recorded approximately

$207,000 and $323,000, respectively, in patronage dividend income received in the form of cash and Unified equity shares as a reduction of cost of sales.

Interest and dividend income was $3,340,000 in 2007 compared to $2,560,000 for 2006 primarily due to increased cash levels and higher interest rates in 2007.

SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that unrealized holding gains and losses from available-for-sale securities be included as a component of stockholders' equity. Unrealized gains on investments were $153,000 (net of income tax expense of $106,000) in 2007 compared to unrealized losses of $39,000 (net of income tax benefit of $28,000) in 2006. Management does not believe any of these losses are other-than-temporary.

2006 Compared to 2005

Net income in 2006 increased 17.0% to $23,224,000 compared to $19,851,000 during 2005. Operating income increased 15.3% to $36,680,000 in 2006 compared to $31,816,000 in 2005.

Sales from the Company's 18 supermarkets (all of which are located in Southern California), including revenue from licensing arrangements, subleases, leases and finance charges, were $482,737,000 in 2006. This represents an increase of 2.6% from 2005, when sales were $470,354,000. The Company has experienced sales growth due to product pricing decisions (to some extent resulting from product cost increases) and an increase in customer count.

The Company's gross profit as a percent of sales was 38.6% in 2006 compared to 38.4% in 2005. In calculating gross profit, the Company deducts product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs in cost of sales. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since there may be differences in recording certain costs as cost of sales or as SG&A expense.

SG&A expense as a percent of sales was 31.0% in 2006 compared to 31.6% in 2005. The Company experienced a decrease in labor and other related payroll expense as a percent of sales during 2006 compared to 2005 primarily due to increased sales dollars which did not require a similar increase in labor hours. In addition, workers' compensation expense in the second half of 2006 compared to the same period of the prior year is lower as the policy premium under the guaranteed cost program is less than what was accrued in the prior year under the Company's former self-insured plan as discussed above. The overall decrease in SG&A expense was partially offset by higher SARs expense in 2006 compared to the prior year. During 2006, the Company recognized approximately $3,671,000 in SARs compensation expense due to an increase in the fair value of SARs since the end of the previous year, the additional vesting of SARs and the adoption of SFAS 123(R) (revised 2004), "Share-Based Payment," as discussed above. In 2005, the Company recognized $946,000 of SARs compensation expense.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the contribution rate as stipulated in the Company's various collective bargaining agreements. The Company recognized union pension expense of $6,801,000 in 2006 compared to $6,241,000 in 2005. Higher pension costs in 2006 resulted from an increase in the average hourly pension contribution rate. Union health care expense was $15,231,000 in 2006 compared to $16,047,000 in 2005. Health care costs decreased due to a reduction in the average hourly contribution rate and the number of hours eligible for contributions.

For a discussion of workers' compensation, general and auto liability and other types of insurance coverage, see the discussion under the heading "2007 Compared to 2006" presented above.

During 2006, the Company procured approximately 18% of its product through Unified, a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 30, 2006, the Company had approximately $1,933,000 on deposit with Unified, in addition to approximately $503,000 related to ownership of equity shares in Unified. In 2006 and 2005, the Company recorded approximately $323,000 and $451,000, respectively, in patronage dividend income received in the form of cash and Unified equity shares as a reduction of cost of sales.

Interest and dividend income was $2,560,000 in 2006 compared to $1,722,000 for 2005 primarily due to higher interest rates and higher average cash levels in 2006.

SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that unrealized holding gains and losses from available-for-sale securities be included as a component of stockholders' equity. Unrealized losses on investments were $39,000 (net of income tax benefit of $28,000) in 2006 compared to unrealized losses of $392,000 (net of income tax benefit of $269,000) in 2005. Management does not believe any of these losses are other-than-temporary.

During 2006, the Company purchased 217,904 shares of Class A in unsolicited private transactions with unrelated parties for an aggregate purchase price of approximately $19,999,000. As a result of the 2006 purchases of Class A shares, the weighted average shares outstanding of Class A used in computing net income per common share was 3,241,805 in 2006 as compared to 3,381,051 in 2005 which had the effect of increasing net income per common share on a comparative basis.

Liquidity and Capital Resources

The Company's current cash position, including investments and net cash provided by operating activities, are the primary sources of funds available to meet the Company's capital expenditure and liquidity requirements. The Company's cash position, including investments, at December 29, 2007 was $78,852,000. Cash not required for the immediate needs of the Company is temporarily invested in commercial paper and marketable securities. Currently, all temporary investments are highly liquid. The Company is continually investigating opportunities for the use of these funds including new locations and the expansion and remodel of existing stores. The Mayfair store on Franklin Boulevard in Hollywood, California is currently being remodeled and, when completed in the Summer of 2008, will become a Gelson's.

The Company also has two revolving lines of credit totaling $23,000,000 available for standby letters of credit, funding operations and expansion. There were no outstanding borrowings against either of the revolving lines as of December 29, 2007. The Company currently maintains four standby letters of credit aggregating $9,569,000 pursuant to the Company's lease requirements and general and auto liability and workers' compensation self-insurance programs. The standby letters of credit reduce the available borrowings under its revolving lines.

The Company's working capital was $70,154,000 at December 29, 2007 compared to $41,942,000 at December 30, 2006. Net cash provided by operating activities totaled $30,202,000. Cash flows from operating activities resulted primarily from net income plus non-cash expenses and changes in working capital.

Net cash used in investing activities was $4,739,000 in 2007. Investing activities primarily included capital expenditures of $3,824,000 and the purchase of investments of $945,000. Net cash used in financing activities was $3,386,000 in 2007 which included cash dividend payments of $3,161,000 and principal payments on capital lease obligations of $225,000.

The Company's current ratio was 2.63 at December 29, 2007 compared to 1.89 at December 30, 2006. The Company's total liabilities to equity ratio decreased to .54 at December 29, 2007 from .77 at December 30, 2006.

The following table sets forth the Company's contractual cash obligations and commercial commitments as of December 29, 2007:

Contractual Cash Obligations

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
7% Subordinated Income Debentures Due September 2014 Including Interest	$ 1,830	$ 86	$ 172	$ 172	$ 1,400
Operating Leases (1)	137,927	10,442	19,673	18,388	89,424
Total Contractual Cash Obligations (2)	$139,757	$ 10,528	$ 19,845	$ 18,560	$ 90,824

Other Commercial Commitments

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Standby Letters of Credit (3)	$ 9,569	$ 9,569			

(1) Operating leases does not include a five-year option period for one store for which the rent amount is not yet determinable.

(2) Other Contractual Cash Obligations

The Company had the following other contractual cash obligations at December 29, 2007. The Company is unable to include these liabilities in the tabular disclosure of contractual cash obligations as the exact timing and amount of payments is unknown.

Self-Insurance Reserves

The Company is primarily self-insured for losses related to general and auto liability claims and for all open years prior to July 1, 2006 for workers' compensation. Effective July 1, 2006, the Company purchased a fully insured guaranteed cost workers' compensation insurance policy for losses occurring after June 30, 2006. This policy replaced the high deductible program for workers' compensation. The Company maintains stop-loss insurance coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims. The Company's liability reserve for unpaid and incurred but not reported claims at December 29, 2007 was approximately $7,107,000.

Employment Agreement

The Company has an employment agreement with a key executive officer that provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three fiscal years prior to his retirement. The Company had accrued $2,167,000 under the terms of the employment agreement as of December 29, 2007.

Property, Plant and Equipment Purchases

As of December 29, 2007, management had authorized expenditures on incomplete projects for the purchase of property, plant and equipment which totaled approximately $3,867,000. The Company has an ongoing program to remodel existing supermarkets and to add new stores. During 2007, total capital expenditures were $3,824,000.

(3) Standby Letters of Credit

All of the Company's letters of credit renew automatically each year unless the issuer notifies the Company otherwise. The amount of each letter of credit held pursuant to the Company's workers' compensation and general and auto liability insurance programs will be adjusted annually based upon the outstanding claim reserves as of the renewal date. Each letter of credit obligation related to insurance will cease when all claims for the particular policy year are closed or the Company negotiates a release.

In April 2003, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 100,000 shares of its Class A in the open market or in private transactions. The timing, volume and price of purchases are at the discretion of the management of the Company. In February 2006, the Company's Board of Directors authorized the purchase of up to an additional 150,000 shares of Class A. During 2006, the Company purchased 217,904 shares of Class A in unsolicited private transactions with unrelated parties for an aggregate purchase price of approximately $19,999,000. The remaining number of shares authorized for purchase as of December 29, 2007 was 22,904.

During 2007 and 2006, the Company paid quarterly dividends of 25 cents per share of Class A for a total of approximately $3,161,000 and $3,267,000, respectively.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management has established accounting policies that they believe are appropriate in order to reflect the accurate reporting of the Company's operating results, financial position and cash flows. The Company applies these accounting policies in a consistent manner. Management bases their estimates on historical experience, current and expected economic conditions and various other factors that management believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Future events and their effects cannot be determined with absolute certainty, and therefore actual results may differ from estimates.

Management believes that the following accounting policies are the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Inventories

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) basis or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually, and trued up at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month, and balances are adjusted accordingly with the offset recorded in cost of sales.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.

Workers' Compensation and General and Auto Liability Insurance

The Company is primarily self-insured for losses related to general and auto liability claims and for all open years prior to July 1, 2006 for workers' compensation. The Company purchases stop-loss insurance coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims. The Company purchased a fully insured guaranteed cost workers' compensation insurance policy for losses occurring after June 30, 2006. This policy replaced the high deductible program for workers' compensation.

Cost of Sales

Cost of sales reflects the direct costs involved in bringing the Company's product to market including product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs. Warehouse and transportation costs include receiving costs, internal transfer costs, labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system. Purchasing costs include both labor and administrative expense associated with the purchase of the Company's products. Advertising costs, net of vendor reimbursements, are expensed as incurred and include the cost of the Gelson's newsletter, newspaper ads and other print advertising. Occupancy costs consist of rent, common area charges (where applicable), depreciation and utilities related to Gelson's operations.

Vendor Allowances

Promotional and rebate allowances make up the majority of all allowances received by Gelson's from its vendors. With promotional allowances, vendors pay the Company to promote their product. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Promotional and vendor cash rebate allowances are recorded as a reduction of cost of sales. The Company also receives other allowances which are recognized as a reduction of cost of sales when they are earned.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements (which typically extend for several months or years), the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the minimum amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of sales on a pro rata basis as the product is sold.

Stock Appreciation Rights

Stock-based compensation under the SARs program was previously subject to variable accounting in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," an interpretation of APB 25, "Accounting for Stock Issued to Employees." Under FIN 28, compensation expense was recognized as the SARs vested using the graded-vesting method. In addition, changes in the market price of the Company's Class A impacted the recognition of SARs expense.

Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. The Company adopted SFAS 123(R) using the modified prospective transition method, and therefore prior period results have not been restated. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting.

Recent Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) ratified the consensus of Emerging Issues Task Force (EITF) No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." EITF No. 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the issue is an accounting policy decision. The Company's accounting policy is to present the taxes within the scope of EITF No. 06-3 on a net basis. The adoption of EITF No. 06-3 in the first quarter of 2007 did not result in a change to the Company's accounting policy and, accordingly, did not have any effect on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation, which was effective for the Company on the first day of its 2007 fiscal year, did not have a significant impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. This statement is effective for financial statements issued for the Company's first quarter of 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115." SFAS 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected will be included in net earnings at each subsequent reporting date. SFAS 159 will be effective at the beginning of the Company's fiscal year 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

Consolidated Balance Sheets

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*December 29, 2007*	*December 30, 2006*
Assets		
Current assets:		
Cash and cash equivalents	$ 58,919	$ 36,842
Investments	19,933	18,667
Accounts receivable, net of allowance for doubtful accounts of $172 and $192 as of December 29, 2007 and December 30, 2006, respectively	5,967	5,749
Inventories, net	21,558	19,881
Deferred income taxes	3,916	5,083
Other current assets	2,856	2,884
Total current assets	113,149	89,106
Property, plant and equipment, net	44,853	47,772
Deferred income taxes	5,450	5,187
Other assets	3,237	3,536
Total assets	$ 166,689	$ 145,601
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 20,367	$ 18,877
Federal and state income taxes payable	803	3,214
Current portion of long-term debt		225
Other current liabilities	21,825	24,848
Total current liabilities	42,995	47,164
Long-term debt	1,228	1,228
Deferred rent	6,144	6,070
Other liabilities	7,829	8,845
Total liabilities	58,196	63,307
Commitments and contingent liabilities (Notes 14 and 16)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 4,518,298 shares issued and outstanding as of December 29, 2007 and December 30, 2006, including 1,357,200 treasury shares	1,129	1,129
Capital surplus	5,378	5,378
Unrealized loss on investments, net of tax	(179)	(332)
Retained earnings	105,918	79,872
	112,246	86,047
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	108,493	82,294
Total liabilities and stockholders' equity	$ 166,689	$ 145,601

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*2007*	*2006*	*2005*
Sales	$ 485,939	$ 482,737	$ 470,354
Cost of sales	297,948	296,401	289,931
Gross profit	187,991	186,336	180,423
Selling, general and administrative expense	142,814	149,656	148,607
Operating income	45,177	36,680	31,816
Interest and dividend income	3,340	2,560	1,722
Other income (expense), net	64	2	36
Interest expense	(97)	(123)	(152)
Income before income taxes	48,484	39,119	33,422
Income tax provision	19,277	15,895	13,571
Net income	$ 29,207	$ 23,224	$ 19,851
Other comprehensive gain (loss), net of tax:			
Unrealized gain (loss) from available-for-sale securities:			
Net unrealized holding gain (loss) arising during the period	153	(38)	(381)
Reclassification adjustment for realized gain included in net income		(1)	(11)
Net unrealized gain (loss), net of income tax expense (benefit) of $106 for 2007, ($28) for 2006 and ($269) for 2005	153	(39)	(392)
Comprehensive income	$ 29,360	$ 23,185	$ 19,459
Net income per common share:			
Basic and diluted	$ 9.24	$ 7.16	$ 5.87
Weighted average common shares outstanding:			
Basic and diluted	3,161,098	3,241,805	3,381,051

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share Data)	Common Stock Class A Shares	Common Stock Class A Amount	Capital Surplus	Unrealized Gain (Loss) on Investments	Retained Earnings	Treasury Stock Shares	Treasury Stock Amount	Total Stockholders' Equity
Balance, January 1, 2005	4,740,452	$1,185	$5,643	$ 99	$ 63,402	1,357,200	$(3,753)	$ 66,576
Purchase and retirement of common stock	(4,250)	(1)	(5)		(328)			(334)
Net unrealized loss				(392)				(392)
Dividends declared					(3,381)			(3,381)
Net income					19,851			19,851
Balance, December 31, 2005	4,736,202	1,184	5,638	(293)	79,544	1,357,200	(3,753)	82,320
Purchase and retirement of common stock	(217,904)	(55)	(260)		(19,684)			(19,999)
Net unrealized loss				(39)				(39)
Dividends declared					(3,212)			(3,212)
Net income					23,224			23,224
Balance, December 30, 2006	4,518,298	1,129	5,378	(332)	79,872	1,357,200	(3,753)	82,294
Net unrealized gain				153				153
Dividends declared					(3,161)			(3,161)
Net income					29,207			29,207
Balance, December 29, 2007	4,518,298	$1,129	$5,378	$ (179)	$105,918	1,357,200	$(3,753)	$108,493

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands)	*2007*	*2006*	*2005*
Cash flows from operating activities:			
Cash received from customers	$ 485,819	$ 482,645	$ 470,646
Cash paid to suppliers and employees	(438,044)	(440,735)	(426,372)
Interest and dividends received	3,186	2,580	1,613
Interest paid	(99)	(125)	(155)
Income taxes paid	(20,660)	(17,645)	(12,653)
Net cash provided by operating activities	30,202	26,720	33,079
Cash flows from investing activities:			
Capital expenditures	(3,824)	(4,868)	(6,390)
Purchases of investments	(945)	(827)	(713)
Sales of investments	2	2,751	5,579
Proceeds from the sale of property, plant and equipment	28	215	52
Net cash used in investing activities	(4,739)	(2,729)	(1,472)
Cash flows from financing activities:			
Purchase and retirement of Company stock		(19,999)	(334)
Principal payments under capital lease obligations	(225)	(221)	(216)
Cash dividends paid	(3,161)	(3,267)	(3,382)
Net cash used in financing activities	(3,386)	(23,487)	(3,932)
Net increase (decrease) in cash and cash equivalents	22,077	504	27,675
Cash and cash equivalents at beginning of year	36,842	36,338	8,663
Cash and cash equivalents at end of year	$ 58,919	$ 36,842	$ 36,338

The accompanying notes are an integral part of these consolidated financial statements.

	2007	2006	2005
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 29,207	$ 23,224	$ 19,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,685	7,097	7,401
Provision for losses on accounts receivable	45	14	49
Deferred income taxes	798	(1,044)	(2,600)
Net (gain) loss from the disposal of property, plant and equipment	30	(191)	27
Realized gain on investments, net	(64)	(2)	(36)
Amortization of discount on investments		(6)	(62)
Stock appreciation rights compensation expense	2,908	3,671	946
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Accounts and notes receivable	(263)	(49)	270
Inventories	(1,677)	(735)	(381)
Other current assets	28	(316)	(549)
Other assets	299	(148)	(403)
Increase (decrease) in liabilities:			
Accounts payable, trade and other current liabilities	(4,621)	(2,859)	1,734
Federal and state income taxes payable	(2,411)	(705)	3,511
Deferred rent	74	274	924
Other liabilities	(836)	(1,505)	2,397
Net cash provided by operating activities	$ 30,202	$ 26,720	$ 33,079

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (Company or Arden) include the accounts of the Company and its direct and indirect subsidiaries. Arden is a holding company which conducts operations through its wholly-owned subsidiary, Arden-Mayfair, Inc. (Arden-Mayfair) and Arden-Mayfair's wholly-owned subsidiary, Gelson's Markets (Gelson's) which operates 18 supermarkets in Southern California. The Company and Arden-Mayfair also own certain real estate properties through a wholly-owned subsidiary, Mayfair Realty, Inc. All intercompany accounts and transactions are eliminated in consolidation.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on December 29, 2007, December 30, 2006 and December 31, 2005. All years consisted of 52 weeks.

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. The Company places its temporary cash investments with high credit, quality financial institutions.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. The Company reviews its investment portfolio on a quarterly basis to determine if market declines below book value may be other-than-temporary. Any decline that is determined to be other-than-temporary is recorded as a loss on the Consolidated Statements of Operations and Comprehensive Income in accordance with Emerging Issues Task Force (EITF) No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Issues." All marketable securities are defined as available-for-sale investments under the provisions of Statement of Financial Accounting Standards No. (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company does not believe that any losses on its investments are other-than-temporary.

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the Specific Identification method.

Accounts Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At December 29, 2007, the Company did not have significant credit risk concentrations. No customer or vendor represented greater than 3% of total accounts receivable.

Inventories

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) basis or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually and trued up at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month and balances are adjusted accordingly with the offset recorded in cost of sales.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 20 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	3 to 5 years
Machinery and equipment	3 to 8 years

Leasehold interests and improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in selling, general and administrative (SG&A) expense on the Consolidated Statements of Operations and Comprehensive Income.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings. No impairments were recorded in 2007, 2006 or 2005.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of the Company's long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

Workers' Compensation and General and Auto Liability Costs

In June 2003, the Company terminated its guaranteed cost workers' compensation policy and purchased a high deductible workers' compensation policy. Accordingly, the Company was primarily self-insured for losses related to workers' compensation for claims incurred prior to July 1, 2006, as well as general and auto liability claims. The Company maintained stop-loss coverage to limit its loss exposure on a per claim basis and was insured for covered costs in excess of per claim limits. Effective July 1, 2006, the Company purchased a one-year fully insured guaranteed cost workers' compensation insurance policy at a favorable rate to replace the high deductible program. Effective July 1, 2007, the Company renewed the guaranteed cost policy for an additional year. The Company continues to maintain an accrual for claims incurred prior to July 2006 under the high deductible program which is based on both reported claims and an estimate of claims incurred but not reported. The Company's workers' compensation and general and auto liability reserves for unpaid and incurred but not reported claims at December 29, 2007 and December 30, 2006 were approximately $7,107,000 and $8,247,000, respectively. While the ultimate amount of claims incurred are dependent on future developments, the recorded reserves reflect management's best estimate of claims to be incurred.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card users. Valuation reserves are adjusted periodically based on historical recovery rates. The Company records income from licensing arrangements, subleases, leases and finance charges as they are earned. Income from all licensing arrangements, rental income and finance charges represents less than 1% of sales for all periods presented, and therefore is not disclosed separately on the Consolidated Statements of Operations and Comprehensive Income.

Cost of Sales

Cost of sales includes product costs, net of discounts and allowances, and inbound freight charges, as well as warehouse, transportation, purchasing, advertising and occupancy costs. Warehouse and transportation costs include receiving costs, internal transfer costs, labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system. Purchasing costs include both labor and administrative expense associated with the purchase of the Company's products. Advertising costs, net of vendor reimbursements, are expensed as incurred and include the cost of the Gelson's newsletter, newspaper ads and other print advertising. Occupancy costs consist of rent, common area charges (where applicable), depreciation and utilities related to Gelson's operations. All these costs reflect, in management's opinion, the direct costs involved in bringing the Company's product to market. The following table summarizes warehouse, transportation, purchasing, advertising and occupancy costs for 2007, 2006 and 2005.

(In Thousands)	*2007*	*2006*	*2005*
Warehouse and transportation	$ 7,117	$ 6,882	$ 6,659
Purchasing	2,964	2,835	2,680
Advertising	1,017	1,148	1,137
Occupancy	23,436	23,394	23,466
	$34,534	$34,259	$33,942

Vendor Allowances

Promotional and rebate allowances make up the majority of all allowances. With promotional allowances, vendors pay the Company to promote their product. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Promotional and vendor rebate allowances are recorded as a reduction of cost of sales. The Company also receives other allowances which are recognized as a reduction of cost of sales when they are earned.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements (which typically extend for several months or years), the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the minimum amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of sales on a pro rata basis as the product is sold.

Stock Appreciation Rights

The Company has outstanding stock appreciation rights (SARs) that have been granted to non-employee directors and certain employees. Each SAR entitles the holder to receive cash upon exercise equal to the excess of the fair market value of a share of the Company's Class A Common Stock (Class A), as determined in accordance with the SARs agreement, on the date of exercise over the fair market value of such share on the date granted. SARs granted prior to December 2007 vest 25% each year beginning at the end of the first year and expire five years from the date of grant. SARs granted in December 2007 vest 25% each year beginning at the end of the third year and expire seven years from the date of grant.

Stock-based compensation under the SARs program was previously subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," an interpretation of Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees." Under FIN 28, compensation expense was recognized as the SARs vested using the graded-vesting method as specified by FIN 28. In addition, changes in the market price of the Company's Class A impacted the recognition of SARs expense.

Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," which requires the measurement and recognition of compensation expense based on the fair value of SARs. The Company adopted SFAS 123(R) using the modified prospective transition method and, therefore, prior period results have not been restated. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting.

The fair value of each SAR is estimated on the date of grant and, subsequently, at the end of each reporting period using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model incorporates various highly subjective assumptions, including expected term and volatility. The Company has reviewed its historical pattern of SARs exercises and has determined that meaningful differences in SARs exercise activity exist between employees and non-employee directors. Consequently, the Company has categorized SARs into two groups for valuation purposes, as well as separate groups based on grant date. Expected volatility was determined based on historical volatility using weekly data. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected SARs life assumed at the date of grant less the time that has elapsed since the grant date. The expected term was calculated based on historical experience. SFAS 123(R) also requires that a forfeiture assumption be applied to awards that are classified as liabilities such as SARs. However, cash-settled SARs are remeasured at fair value at the end of each reporting period and, therefore, the impact of actual forfeitures will be reflected at each remeasurement date.

The assumptions used in the Black-Scholes option-pricing model as of fiscal 2007 year end were as follows:

Dividend yield	.70%
Expected volatility	33.49% - 37.63%
Risk-free interest rate	3.028% - 3.221%
Expected average term	3.16 - 3.52 years

See Note 10 for further information related to SARs.

Rental Expense and Income

Rental payments on operating leases are recorded over the lease term as they become payable or receivable except for rental payments on leases with scheduled rent increases which are recognized on a straight-line basis over the term of the lease.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. The realization of deferred tax assets is contingent upon the Company's ability to generate future taxable income. See Note 13 for further information.

Common Stock and Net Income Per Share

Basic net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted net income per common share is determined by dividing net income by the weighted average number of common and potential common shares outstanding during the period. There were no potential common shares outstanding during the periods presented and, therefore, basic and diluted net income per common share are the same.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Impact of Recently Issued Accounting Standards

In June 2006, the Financial Accounting Standards Board (FASB) ratified the consensus of EITF No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross versus Net Presentation)." EITF No. 06-3 indicates that the income statement presentation on either a gross basis or a net basis of the taxes within the scope of the issue is an accounting policy decision. The Company's accounting policy is to present the taxes within the scope of EITF No. 06-3 on a net basis. The adoption of EITF No. 06-3 in the first quarter of 2007 did not result in a change to the Company's accounting policy and, accordingly, did not have any effect on the Company's consolidated financial statements.

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109." This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. This interpretation, which was effective for the Company on the first day of its 2007 fiscal year, did not have a significant impact on the Company's consolidated financial statements.

In September 2006, the FASB issued SFAS 157, "Fair Value Measurements." SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. This statement is effective for financial statements issued for the Company's first quarter of 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115." SFAS 159 permits entities to make an irrevocable election to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected will be included in net earnings at each subsequent reporting date. SFAS 159 will be effective at the beginning of the Company's fiscal year 2008 and is not expected to have a significant impact on the Company's consolidated financial statements.

2. Investments

Marketable securities are shown on the accompanying Consolidated Balance Sheets at their fair value.

(In Thousands)	*Cost*	*Unrealized Loss*	*Fair Value*
As of December 29, 2007:			
Mutual funds	$20,235	$ 302	$19,933
As of December 30, 2006:			
Mutual funds	$19,228	$ 561	$18,667

Realized net gain from the sale of investments was $0, $1,000 and $8,000 in 2007, 2006 and 2005, respectively. In addition, the Company recognized capital gain income from mutual funds of $64,000, $1,000 and $28,000 in 2007, 2006 and 2005, respectively. Realized net gain (loss) from the sale of investments and capital gain income are included in other income (expense), net on the Consolidated Statements of Operations and Comprehensive Income.

3. Accounts Receivable, Net

(In Thousands)	*December 29, 2007*	*December 30, 2006*
Accounts receivable, trade	$ 3,351	$ 3,471
Other accounts receivable	2,788	2,470
	6,139	5,941
Less: Allowance for doubtful accounts	(172)	(192)
	$ 5,967	$ 5,749

The provision for doubtful accounts in 2007, 2006 and 2005 was approximately $45,000, $14,000 and $49,000, respectively.

4. Inventories

Inventories valued by the LIFO method totaled $17,937,000 at December 29, 2007 and $16,580,000 at December 30, 2006. Inventory balances would have been $5,340,000 and $4,720,000 higher at the end of 2007 and 2006, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income was a decrease of approximately $367,000, $335,000 and $227,000 in 2007, 2006 and 2005, respectively.

5. Significant Supplier

During 2007, the Company procured approximately 17% of its product through Unified Western Grocers, Inc. (Unified) (formerly Certified Grocers), a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 29, 2007, the Company had approximately $1,659,000 on deposit with Unified in addition to approximately $503,000 related to ownership of equity shares in Unified. The deposit is recorded under other assets on the Consolidated Balance Sheets. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified.

6. Property, Plant and Equipment

(In Thousands)	*December 29, 2007*	*December 30, 2006*
Land	$ 8,633	$ 8,633
Buildings and improvements	9,693	9,693
Store fixtures and office equipment	44,821	42,623
Transportation equipment	3,920	3,831
Machinery and equipment	1,981	1,810
Leasehold improvements	48,668	48,018
Leasehold interests	4,538	4,538
Assets under construction	1,137	1,289
Assets under capital leases		2,200
	123,391	122,635
Accumulated depreciation and amortization	(78,538)	(74,863)
	$ 44,853	$ 47,772

As of December 29, 2007, approximately $48,725,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations. As of December 30, 2006, the Company recorded $2,119,000 in accumulated amortization for assets under capital lease.

7. Other Current Liabilities

(In Thousands)	December 29, 2007	December 30, 2006
Employee compensated absences	$ 5,245	$ 5,133
Taxes (excluding income taxes)	3,154	3,072
Stock appreciation rights	2,653	5,289
Employee benefits	2,589	2,820
Workers' compensation	1,962	2,021
Payroll	1,371	1,290
Dividends payable	790	790
Rent	738	818
Other	3,323	3,615
	$ 21,825	$ 24,848

8. Long-Term Debt

	Current		Non-Current	
(In Thousands)	December 29, 2007	December 30, 2006	December 29, 2007	December 30, 2006
Obligations under capital leases	$	$ 225	$	$
7% Subordinated income debentures due September 1, 2014			1,228	1,228
	$ 0	$ 225	$ 1,228	$ 1,228

The Company has revolving lines of credit in the amount of $20,000,000 which expires in August 2008 and $3,000,000 which expires in October 2008. Borrowings bear interest at the bank's prime rate or at the adjusted London Interbank Offer Rate (LIBOR) plus a margin up to 1.2%. At the end of 2007 and 2006, there were no amounts borrowed against either of the revolving lines of credit. The Company currently maintains four standby letters of credit aggregating $9,569,000 in connection with lease and self-insurance requirements. The standby letters of credit reduce the available borrowings under its revolving lines of credit.

Debentures: The indenture relating to the 7% Subordinated Income Debentures (7% Debentures), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income is sufficient therefore, or at the discretion of the Company, out of available retained earnings. All interest due and payable at December 29, 2007 was paid. The 7% Debentures are recorded at face value which approximates its fair value.

9. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A, par value $.25 per share. At December 29, 2007 and December 30, 2006, the number of shares issued were 4,518,298, including 1,357,200 treasury shares. During 2006 and 2005, the Company purchased and retired 217,904 and 4,250 shares of its Class A for an aggregate purchase price of approximately $19,999,000 and $334,000, respectively, in unsolicited private transactions with unrelated parties. No shares were purchased during 2007. In March 2007, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 200,000 shares of its Class A in the open market or in private transactions. This was in addition to the 22,904 shares remaining under prior repurchase authorizations. The timing, volume and price of purchases are at the discretion of the management of the Company.

On January 18, 2008, the Company paid a regular quarterly cash dividend of 25 cents per share of Class A, aggregating approximately $790,000, to stockholders of record on December 28, 2007.

10. Stock Appreciation Rights

The Company has granted SARs covering shares of the Company's Class A to non-employee directors and certain employees of the Company and its subsidiaries. Each SAR entitles the holder to receive upon exercise thereof the excess of the fair market value of a share of Class A, as determined in accordance with the SARs agreement, on the date of exercise over the fair market value of such share on the date granted. SARs granted prior to December 2007 vest 25% each year beginning at the end of the first year and expire five years from the date of grant. SARs granted in December 2007 vest 25% each year beginning at the end of the third year and expire seven years from the date of grant. SARs transactions during the past three years are summarized below.

	SARs			
	Officers and Employees		Non-Employee Directors	
	SARs	Weighted Average Price	SARs	Weighted Average Price
Outstanding as of 1/1/05	72,425	$ 52.44	60,000	$ 53.36
Granted	5,000	$ 86.22	10,000	$ 78.43
Exercised	10,375	$ 41.10	10,000	$ 57.50
Outstanding as of 12/31/05	67,050	$ 56.72	60,000	$ 56.85
Exercised	21,650	$ 53.19	2,500	$ 28.00
Forfeited	1,750	$ 57.00	10,000	$ 78.43
Outstanding as of 12/30/06	43,650	$ 58.46	47,500	$ 53.83
Granted	72,000	$145.91	45,000	$140.79
Exercised	22,675	$ 54.97	35,000	$ 52.52
Forfeited	3,750	$ 86.22		
Outstanding as of 12/29/07	89,225	$128.75	57,500	$122.69
Exercisable as of 12/29/07	13,975		2,500	

The aggregate intrinsic value of fully vested SARs as of December 29, 2007 is approximately $1,445,000.

The following table summarizes information about the Company's SARs outstanding at December 29, 2007:

	SARs Outstanding			SARs Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
SARs – Officers & Employees					
$ 57.00	12,475	.9 years	$ 57.00	12,475	$ 57.00
$ 57.00	4,750	1.5 years	$ 57.00	1,500	$ 57.00
$121.03	1,500	4.2 years	$121.03		$121.03
$146.44	70,500	6.9 years	$146.44		$146.44
	89,225	5.8 years	$128.75	13,975	$ 57.00
SARs – Non-Employee Directors					
$ 57.50	12,500	1.1 years	$ 57.50	2,500	$ 57.50
$121.03	10,000	4.2 years	$121.03		$121.03
$146.44	35,000	6.9 years	$146.44		$146.44
	57,500	5.2 years	$122.69	2,500	$ 57.50

SARs compensation expense is recorded under SG&A expense on the Consolidated Statements of Operations and Comprehensive Income. In 2005, the Company recorded compensation expense related to SARs of $946,000 in accordance with FIN 28 as discussed in Note 1. Effective January 1, 2006, the Company adopted SFAS 123(R) (revised 2004), "Share-Based Payment," using the modified prospective transition method, and therefore, prior period results have not been restated. As of January 1, 2006, the cumulative effect of adopting SFAS 123(R) resulted in the recognition of $288,000 in compensation expense. SFAS 123(R) requires the Company to remeasure the fair value of SARs each reporting period until the award is settled. Compensation expense must be recognized each reporting period for changes in fair value and vesting. During 2006, the Company recorded $3,383,000 of compensation expense related to the increase in the fair value of SARs and additional vesting during the period, in addition to the $288,000 recorded as a result of the adoption of SFAS 123(R) as noted above. The Company recognized $2,908,000 of SARs compensation expense in 2007.

As of December 29, 2007, assuming no change in the SARs fair value, there was approximately $4,541,000 of total unrecognized compensation cost related to unvested SARs which is expected to be recognized over a weighted average period of 4.6 years. The total intrinsic value of SARs exercised during 2007 was approximately $5,643,000. Intrinsic value represents the amount by which the fair value of SARs exceeds the exercise price.

11. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated labor contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at December 29, 2007, is not available. The Company records pension expense for these plans as contributions are earned. The Company's total union pension expense for all plans for 2007, 2006 and 2005 amounted to $5,332,000, $6,801,000 and $6,241,000, respectively.

The Arden Group, Inc. 401(k) Retirement Savings Plan (401(k) Plan) covers all non-union employees of the Company and its subsidiaries who have attained the age of 18 and have completed the applicable service requirement, as well as retirees and employees who have terminated but remain participants in the 401(k) Plan. On the first of the month following the completion of one month of service, the 401(k) Plan provides that, with certain limitations, a qualifying employee may elect to contribute up to 100% of such employee's annual compensation to the 401(k) Plan up to a maximum of $15,500 in 2007 on a tax-deferred basis. In addition, employees over the age of 50 may elect to make catch up contributions up to a maximum of $5,000 in 2007. The Company made discretionary contributions to the 401(k) Plan of $929,000, $919,000 and $801,000 for 2007, 2006 and 2005, respectively.

The Company formerly maintained a noncontributory, trusteed Stock Bonus Plan which qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended. Plan assets were invested in the Company's Class A with excess cash invested in certain government-backed securities. Recent legislation passed as part of the Pension Protection Act of 2006 requires employers to allow participants who own employer securities the opportunity to diversify their assets. As a result, the Stock Bonus Plan was merged into the 401(k) Plan effective March 2007.

An employment agreement with a key executive officer provides for annual post-employment compensation equal to 25% of his average base salary and bonus earned in the last three fiscal years prior to the cessation of his employment with the Company. The officer is entitled to monthly payments during his lifetime beginning with the termination of his employment for any reason other than his breach of the employment agreement or termination for cause. The Company has accrued its obligation under the terms of the employment agreement. The Company decreased the accrual during 2007 and 2006 and recognized income of approximately $44,000 and $536,000, respectively. The decrease in the accrual is primarily due to a change in estimate based on the refining of the assumptions and underlying data, including the estimated payout term. The Company expensed $344,000 during 2005. This accrual is recorded under other liabilities on the Consolidated Balance Sheets and totaled approximately $2,167,000 as of December 29, 2007.

12. Multi-Employer Union Health Care Plans

The Company contributes to multi-employer union health care plans, administered by various trustees, in accordance with the provisions of various labor contracts. Contributions to these plans are generally based on the number of straight-time hours worked. The Company's expense for these plans totaled $9,789,000, $15,231,000 and $16,047,000 for 2007, 2006 and 2005, respectively. The majority of Gelson's employees are members of the United Food & Commercial Workers International Union (UFCW). The Company contributes to a multi-employer health and welfare trust fund on behalf of its employees who are members of the UFCW. As of March 5, 2007, this fund was overfunded in total, for all employers, by approximately $500,000,000. Consequently, the employers negotiated a significant reduction in the average hourly contribution rates for health care which is expected to substantially reduce the overfunded status of the fund during the term of the new contract between the UFCW and the three major grocery retailers which expires March 6, 2011. Except as discussed above, there were no employer withdrawals, shortfall contributions, maintenance of benefit clauses or other material changes that affected the comparability of employer and multi-employer contributions from year to year.

13. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	*2007*	*2006*	*2005*
Current:			
Federal	$14,702	$13,455	$12,944
State	3,671	3,513	3,494
Total current tax provision	18,373	16,968	16,438
Deferred:			
Federal	540	(1,009)	(2,317)
State	364	(64)	(550)
Total deferred tax provision	904	(1,073)	(2,867)
Total income tax provision	$19,277	$15,895	$13,571

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	*December 29, 2007*	*December 30, 2006*
Deferred tax assets:		
Accrued expenses	$ 6,999	$ 8,515
Deferred rent	2,504	2,473
State income taxes	1,382	1,228
Other	2,027	1,578
Deferred tax assets	12,912	13,794
Deferred tax liabilities:		
Deferred gain on debenture exchange	(2,533)	(2,694)
Other	(1,013)	(830)
Deferred tax liabilities	(3,546)	(3,524)
Deferred income taxes, net	$ 9,366	$10,270

Reconciliation of the statutory federal rate and effective rate is as follows:

(In Thousands, Except	*2007*		*2006*		*2005*	
Percentage Amounts)	*Amount*	*Rate*	*Amount*	*Rate*	*Amount*	*Rate*
Federal tax at statutory rate	$16,969	35.0%	$13,691	35.0%	$11,698	35.0%
State income taxes, net of federal tax benefit	2,786	5.7%	2,248	5.7%	1,920	5.7%
Other	(478)	(.9%)	(44)	(.1%)	(47)	(.1%)
	$19,277	39.8%	$15,895	40.6%	$13,571	40.6%

The Company adopted FIN 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109," on the first day of its 2007 fiscal year. The implementation of FIN 48 did not result in a material adjustment to the Company's liability for unrecognized income tax benefits. At the time of adoption and as of December 29, 2007, the Company had approximately $40,000 and $23,000, respectively, of unrecognized tax benefits, all of which would impact our effective tax rate if recognized. The Company does not believe that the unrecognized tax benefit will change significantly within the 2008 fiscal year. The following table reconciles the amount recorded for unrecognized tax benefits for the year ended December 29, 2007:

(In Thousands)	
Unrecognized tax benefits – beginning of year	$ 40
Decrease due to lapse of statute of limitations	(17)
Unrecognized tax benefits – end of year	$ 23

The Company recognizes interest and penalties related to uncertain tax positions in interest expense and SG&A expense, respectively, in the Consolidated Statements of Operations and Comprehensive Income. No interest or penalties were recognized during 2007. As of December 29, 2007, the Company had approximately $84,000 and $0 accrued for interest and penalties, respectively. The interest accrual is net of the applicable federal and state tax savings which would result if the interest were paid out.

The Company files income tax returns in the United States federal jurisdiction and the California state jurisdiction. The Company is no longer subject to federal and state tax examinations for years before 2004 and 2003, respectively.

14. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket land and buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, utilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2007, 2006 and 2005 were $231,000, $242,000 and $193,000, respectively, and accordingly have been charged to expense as incurred. Following is an analysis of assets under capital leases:

(In Thousands)	*December 29, 2007*	*December 30, 2006*
Buildings:		
Cost	$	$ 2,200
Accumulated amortization		(2,119)
	$ 0	$ 81

Operating Leases and Subleases: In addition to capital leases, the Company is obligated under operating leases, primarily for land and buildings, which expire at various dates through 2027. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 29, 2007 are as follows:

(In Thousands)	*Commitments*	*Deduct Sublease Rentals*	*Net Rental Commitments*
2008	$ 10,442	$ 653	$ 9,789
2009	9,978	656	9,322
2010	9,695	638	9,057
2011	9,210	662	8,548
2012	9,178	498	8,680
Thereafter	89,424	32	89,392
	$137,927	$ 3,139	$134,788

Rent expense under operating leases was as follows:

(In Thousands)	*2007*	*2006*	*2005*
Minimum rent	$ 10,900	$ 10,600	$ 10,468
Contingent rent	1,122	907	1,108
	12,022	11,507	11,576
Sublease rentals	(1,963)	(1,824)	(1,674)
	$ 10,059	$ 9,683	$ 9,902

15. Related Party Transactions

A director of the Company is a partner of a law firm which performs legal services for the Company.

16. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which currently expires on January 1, 2010. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2007, 2006 and 2005 was approximately $2,385,000, $2,034,000 and $1,804,000, respectively. The unpaid bonus at year end is recorded under accounts payable, trade on the Consolidated Balance Sheets. The officer is entitled to monthly payments during his lifetime beginning with the termination of his employment for any reason other than his breach of the employment agreement or termination for cause. The Company has accrued its obligation under the terms of the employment agreement as discussed in Note 1.

The Company is primarily self-insured for losses related to general and auto liability claims and, prior to July 1, 2006, for workers' compensation as well. The Company purchased a fully insured guaranteed cost workers' compensation insurance policy for losses occurring after June 30, 2006. This policy replaced the high deductible program for workers' compensation and is currently effective through June 30, 2008. For claims prior to July 1, 2006, the Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, the reserve represents the Company's best estimate of future payments related to claims. The Company's liability reserve for unpaid claims and incurred but not reported claims at December 29, 2007 and December 30, 2006 was approximately $7,107,000 and $8,247,000, respectively, and is recorded under other current liabilities and other liabilities on the Consolidated Balance Sheets.

As of December 29, 2007, management had authorized expenditures on incomplete projects for the construction and purchase of property, plant and equipment which totaled approximately $3,867,000.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of the date hereof, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will not have a material effect upon either the Company's consolidated financial position, results of operations or cash flows.

17. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales*	*Gross Profit*	*Net Income*	*Diluted Net Income Per Share(1)*
2006				
First	$118,053	$ 45,701	$ 5,223	$ 1.59
Second	119,114	46,197	4,658	1.44
Third	118,141	45,322	5,780	1.79
Fourth	127,429	49,116	7,563	2.34
2007				
First	$120,430	$ 47,188	$ 6,466	$ 2.05
Second	119,823	46,514	6,501	2.05
Third	119,433	46,700	8,884	2.81
Fourth	126,253	47,589	7,356	2.33

(1) Earnings per share is calculated using the weighted average outstanding shares for the quarter.

Stock Performance Chart

The following graph compares the cumulative stockholder return on the Company's Class A with the cumulative total return of the Standard & Poor's (S&P) 500 Index and the S&P Food Retail Index for the five-year period ending December 31, 2007. The graph assumes that $100 was invested on December 31, 2002, in the Class A and in each of the above-mentioned indices with all dividends reinvested. The information presented in the graph was obtained by the Company from outside sources it considers to be reliable but has not been independently verified by the Company.

Comparison of Five-Year Cumulative Total Return



$350
$300
$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Arden Group, Inc.
S&P 500 Index
S&P Food Retail Index

	2002	*2003*	*2004*	*2005*	*2006*	*2007*
Arden Group, Inc.	**100.00**	**126.64**	**206.48**	**192.59**	**264.45**	**332.76**
S&P 500 Index	100.00	128.93	143.41	150.45	174.21	183.79
S&P Food Retail Index	100.00	107.63	105.75	111.67	130.83	137.93

Market Risk

The Company currently has no outstanding bank debt or fixture financing. If the Company should obtain financing or draw on its existing lines of credit, which bear interest at the bank's reference rate or at the bank's adjusted LIBOR plus a margin up to 1.2%, the Company could then be exposed to market risk related to interest fluctuations.

A change in market prices exposes the Company to market risk related to its investments. As of December 29, 2007, all investments were classified as available-for-sale securities and totaled $19,933,000. A hypothetical 10% drop in the market value of these investments would result in a $1,993,000 unrealized loss and a corresponding decrease in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the Company sold the investments.

Management's Report on Internal Control over Financial Reporting

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 29, 2007. In making the assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that, as of December 29, 2007, the Company's internal control over financial reporting is effective based on those criteria.

The effectiveness of the Company's internal control over financial reporting as of December 29, 2007 has been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which appears on page 30.

Report of Independent Registered Public Accounting Firm

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

Board of Directors and Stockholders of Arden Group, Inc. and Consolidated Subsidiaries

We have audited the accompanying consolidated balance sheets of Arden Group, Inc. and Consolidated Subsidiaries (the Company) as of December 29, 2007 and December 30, 2006, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the years in the two-year period ended December 29, 2007. We also have audited the Company's internal control over financial reporting as of December 29, 2007, based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework*. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also include performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arden Group, Inc. and Consolidated Subsidiaries, as of December 29, 2007 and December 30, 2006, and the consolidated results of its operations and its cash flows for each of the years in the two-year period ended December 29, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Arden Group, Inc. and Consolidated Subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on criteria set forth by the COSO in *Internal Control - Integrated Framework*.

As described in Note 10 to the consolidated financial statements, effective January 1, 2006, the Company adopted a new principle of accounting for share-based payments in accordance with Financial Accounting Standards Board Statement No. 123(R), *Share-Based Payment*.

Moss Adams LLP

Los Angeles, California
March 5, 2008

Report of Independent Registered Public Accounting Firm

To the Stockholders of Arden Group, Inc.

In our opinion, the consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for the year ended December 31, 2005 present fairly, in all material respects, the results of Arden Group, Inc. and its subsidiaries their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
March 8, 2006

Board of Directors

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.*
M. Mark Albert, *Managing Director, TCW/Crescent Mezzanine, LLC (a mezzanine firm)*
John G. Danhakl, *Managing Partner, Leonard Green & Partners, L.P. (a private equity firm)*
Robert A. Davidow, *Private Investor*
Kenneth A. Goldman, *Attorney and Partner, Reed Smith LLP (a law firm)*
Steven Romick, *Investment Advisor, Member of First Pacific Advisors, LLC (investment advisors)*

Audit Committee

Steven Romick, *Chairman*
M. Mark Albert
Robert A. Davidow

Compensation Committee

John G. Danhakl, *Chairman*
M. Mark Albert
Robert A. Davidow

Investment Committee

Robert A. Davidow, *Chairman*
Bernard Briskin
John G. Danhakl
Steven Romick

Nominating Committee

John G. Danhakl, *Chairman*
Bernard Briskin
Kenneth A. Goldman

Officers

Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer*
Patricia S. Betance, *Assistant Secretary*
Douglas Freund, *Vice President-MIS*
Brenda J. McDaniel, *Senior Vice President*

Corporate Offices

2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Availability of Form 10-K

A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 29, 2007 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information

The Company has established a regular quarterly dividend of 25 cents per share on Class A Common Stock. During 2006 and 2007, the Company paid a regular quarterly dividend of 25 cents per share on Class A Common Stock.

Transfer Agent

Continental Stock Transfer & Trust Company,
New York, New York

Trustee

7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Market Data

Arden Group, Inc. Class A Common Stock is traded in the NASDAQ Global Market under the symbol ARDNA. There were 894 holders of record of Class A Common Stock at December 29, 2007. The high and low prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		*2007*	*2006*
First	High	$133.50	$ 93.50
Quarter	Low	$113.00	$ 82.00
Second	High	$144.05	$114.85
Quarter	Low	$128.26	$ 89.76
Third	High	$170.00	$120.10
Quarter	Low	$124.46	$ 96.10
Fourth	High	$165.48	$141.03
Quarter	Low	$130.22	$113.50

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